Contract for Brand Authorization

This contract represents a full and valid agreement between:

1. Party A: Steve Andrew Chen (the "Authorizing Party"); and

2. Party B: Success Entertainment Group International Inc. (the "Authorized Party").

Party A and Party B share the same principles, and thus, because they both believe in working together in an authentic manner, working to benefit each other, and working for the sake of equal development, after discussions, have come to a conclusion and have signed this contract. Both parties have agreed to act according to this contract.

Article 1: Project Contract

1.1 Party A has agreed that Party B may aim for a higher authorization goal than that of the products both parties agreed on, within the authorized regions, and that the party may receive the right to represent and handle sales of the agreed upon product.

1. 1.2 Authorized regions defined: China. If, due to regulations or if authorities deconstruct the area or because the area is redrawn, there should be new suggestions.

1.3 Goal of authorization: Party B seeks to gain use of Party A' s W-motors design (the "Design") (see attachment 1) for use on authorized products.

1.3.1Authorized Products: Includes but is not limited to clothes, accessories, jewelry, and more. This list is not exhaustive.

1.4 Both parties agree that Party B should voluntarily pay Party A a special authorization fee for sales, in the amount of ______million USD. Party A agrees that the authorization fee that Party B should pay will be paid after Party B is done with its sales, and has acquired the sales authorization of certain regions and within a certain date that has been stipulated within the contract. Party B voluntarily agrees to forfeit the right to the return of any fees associated with authorization.

1.5 Party A has agreed that, due to commercial necessities, it will authorize Party B to hold shares in over 50% of related corporations, and will enjoy the same authorization

privileges as party B does, in order to sign on business promotion efforts.
Party B may not authorize a third party.

1.5.1 Restrictions. Party B may not authorize any third party to share these privileges. Party A is strictly granting Party B the privileges associated with authorization,and these rights are not delegable or assignable.

Article 2: Time Limit

2.1 This contract will be effective when both parties sign, and it will remain in effect for a period of two years from the signing date.

2.2 One month before the contract expires, as a way of protecting Party B's rights, Party B will have first priority in deciding whether or not to extend the contract. Both parties can discuss issues relating to extending the contract and sign the new contract based on agreement during this period.

2.2.1 If, when the contract expires, there is no act of extending it, it end the relationship between the parties on the expiration date of the contract, and the parties will no longer be bound by the terms of this contract.

2.3 When this contract expires, or in other circumstances where it is deemed void, ineffective, or otherwise, Party B no longer having the right to franchise, and Party B may not act in the name of Party A's franchise. If Party B violates this section, Party B will be deemed to have breached the contract, and they will be liable for expenses related to the breach caused by these actions.

Article 3: Rights and Responsibilities

3.1 What Party A chooses to guarantee regarding authorization of patterns, products, and the scope of authorization will be completely and solely at the discretion of Party A. If there are instances of illegality or infringement, Party A will be held legally responsible, and will have to deal with those problems in a reasonable manner.

3.2 Once Party B has authorization to represent and sell, the execution and sales will be Party B's responsibility, and Party A may not interfere. If any illegality occursl related to commercial affairs, Party B will be wholly responsible.

3.3 Party B guarantees that it will only sell products in this commercial region. If it

sells elsewhere, that act will be considered a breach and violation, and Party A will have the right to rescind the contract and demand reasonable compensation.

Article 4: Violation and Termination

4.1 If either party breaches the terms of the contract, the party in violation will receive notice from the non-breaching party, and the breaching party will be given time to rectify the violations. If, however, after a certain time, the mistakes are not rectified, the non-breaching party may terminate the contract.

4.2 According to the contract, as Party A provides patterns, titles, and trademarks according to the contract, it should also follow relevant government regulations, including but not limited to customer protection regulations, not infringing any third party rights, and so on. If violations of these regulations are discovered, Party A will take legal responsibility.

4.3 If Party B violates the contract, Party A will analyze the situation, and take actions such as revoking the authorizations in the contract. When faced with actions such as serious damage to Party A's image and intellectual property, Party A will take legal action and demand adequate compensation for associated legal costs.

4.4 If either party terminates the agency contract, the terminating party must provide notice to the other party at least thirty (30) days in advance, and receive permission from the other party. Both parties can engage in discussions regarding the aftermath of the termination. The termination of this contract does not affect the request to compensate.

This contract has two copies, and will go into effect after both parties sign and agree, while each party will hold onto one copy. If there is anything that this contract does not cover, both parties may resolve this together. If there is a dispute, it will be resolved in legal institutions situated where Party A is at the time.

Authorizing Party (Party A):

Steve Andrew Chen

Legal Representative:

Date: 2017 / 20170628

Authorized Party (Party B):

Success Entertainment Group International Inc.
CEO: Chris Hong

Legal Representative:

Date: 2017 / 20170628

Attachment I